Exhibit (a)(16)

Transcript of townhall presentation, dated September 24, 2020,

from Jayson Dallas to employees of Nestlé Health Science

Thank you so much, Greg and thanks for the opportunity to speak to the organization today.

So I’m going to tell a little bit of the background of the story of Aimmune and talk a little bit about how we got to where we’ve got to and what we’re doing so they can put the first slide up.

The first. The first thing I want to talk about a little bit is the problem statement in terms of food allergy, and it is relatively remarkable if you think about the many, many advances that have been made in the treatment of diseases and mobility and mortality around the world over the last many years that it has taken until 2020 to get the first ever approval for a product to treat food allergy and not only that, but when you look into the marketplace – Aimmune - the products that we’re developing at Aimmune have got a very long lead over any other potential options that may come into the marketplace, and this is astounding given the problem statement which you see on the slide, the number of people around the world impacted by food allergies, the impact that it has on the lives of people and the healthcare systems around the world. And if you look at the top of the right hand side of the slide, this is really why what we’re doing at Aimmune is so critical even when a family has a child diagnosed with a food allergy, and in the case of our lead product, a peanut allergy.

And when they are trying actively to avoid having their child exposed to that food at any time in any way in their life, you still end up with about 25% of the population in the ER or in the A&E or in the emergency part of the hospital every single year due to an accidental exposure.

And so therefore, the concept of simply trying to avoid the food that you’re allergic to really doesn’t work in clinical practice.

And so what we’re trying to do with step one in the management of food allergy is to provide a level of protection so that the child can go out into the community, go back to school, sit in the normal part of the lunch room, rather than sit at the peanut table, go back to summer camp, travel on airplanes, hang out with their friends, go to birthday parties without having the fear that if they somehow get exposed to a peanut or a piece of a peanut that they’re going to have a life threatening event, and that’s what we offer with Palforzia and that is the first part of the management of food allergy.

If I could have the next slide please, I want to talk a little bit about how Aimmune came to be.

This frustration that there was so little going on in the field of food allergy dates back even to 2011 when a group of very, very invested and interested people got together and said, how is it that so little is happening?

Why is big pharma not working in the field of food allergy?

And this includes group included a couple of parents who were very vocal about needing something for their children, but were also relatively high worth individuals in that group managed to put some seed money in. That group managed to get ready to start building a company and from that Aimmune was born.

So therefore we are founded originally by the community who we today serve. We’re founded by the people who really wanted to have a solution for food allergy around the world.

There are a couple of interesting decisions that were made coming straight out of that meeting that fundamentally built what we are at Aimmune and the first one was that the biology we wanted to pursue was oral immunotherapy, and the reason for that is that immunotherapy is something that is extraordinarily well understood.

The concept of giving folks very, very little doses of the thing that they are allergic to and slowly increasing that dose overtime has been around for about 100 years and we’ve been using immunotherapy to treat seasonal allergies, grass pollen, house mites, dust in clinical practice for about 60 years, so we know the biology is robust. We know it’s going to work.

The reason we decided to do this orally is because the part of the immune system that creates the food allergy and from where the food allergy comes in the 1st place is in the GI tract, particularly in the upper part of the GI track and so therefore delivering the immunotherapy directly to the part of the immune system that causes the problem seems like a really smart thing to do and guess what? In three large phase three programs we proved very, very solidly with very, very consistent data through all of our studies that this was a very good decision because it works really, really well.

We also had to have a rigorous pharmaceutical development, and the FDA considers our programs to be complex biologic molecules and were treated like a biologic when it comes to the review within the FDA. And so this led to our first program, Palforzia, for the treatment of peanut allergy, and this is the first time, ever, there’s been an option in the clinical marketplace for a solution and a treatment for any kind of food allergy. So that’s not where we stop.

We now continue and we’re going to be working on a couple of other different food allergies. We know that egg allergy is the largest food allergy in Asia. Peanut allergy is a little less common in Asia. Tree nuts, multi tree nuts or cashews, walnuts, pistachios, pecans, together form about the same problem statement size as peanuts do, and we’re working on one product to try and treat all of those together. So there’s still a lot of work for us to do.

That leads me to the next slide, please, which basically talks about what our vision is been as a company. We want to make certain that we deliver as many treatments and therapeutics to the marketplace for the treatment of food allergy and ultimately our goal is to get to a place where people are no longer allergic to food. I talked about Step 1 is being prevention, Step 2 is actually what we call remission or no longer having the allergy or no longer being allergic. And again, there’s some evidence in the clinical... suggests that immunotherapy overtime actually has the potential to get patients to that permission as it is. So what our road map next slide. Please, if this is our vision, what’s our road map and how? We thought about getting to that vision and therefore pillars to it.

The first one is to maximize the coded platform and the coded platform is. This characterized oral immunotherapy platform that we’ve used for Palforzia and expanding that into other foods. And we’ve talked a little bit about that.

The second one is about diversifying our portfolio, which means that we have to look at new biology as it comes along and just simply having one platform isn’t sufficient to be able to approach this product holistically. To that end, we licensed in a molecule in January, which is a monoclonal antibody which we anticipate being used in combination with the immunotherapy to get patients through the immunotherapy process quicker, but also to get them to this remission a whole lot sooner. And that’s the hypothesis we have. And that’s the experiment that we’re about to do with that molecule.

Thirdly, we really want to make certain that we are on top of either being aware of or driving the newest biology in the field of food allergy. That means we have to have research collaborations with academic institutions. We have to have relationships with other companies working in this space or other companies working on molecules that we can repurpose into something related to food allergy and so therefore you know one of the things we will be doing over time is building a translational medicine capability to be able to do that ourselves.

And then finally, while we very clearly in our vision state we’re a food allergy company, we’re not a general allergy company were not only immunology company broadly. There are some adjacencies to food allergy conditions related to food allergy, for which there is no solution today and which also have significant morbidity and mortality, albeit in maybe slightly smaller patient populations, and probably the one that that is that is most prevalent that there is eosinophilic esophagitis, and so we feel like this is related to nutrition. This is related to food allergy or something that we should pay attention to, and we do have some work going on looking at the biology of the molecules that can work in there.

And then on my final slide we show a little bit about what a meeting is today. The company was founded in Brisbane, California, which is where our global headquarters are. We have a team in Durham, North Carolina where we do a lot of our clinical operations work. The little blob in Florida is our manufacturing facility in Clearwater. We have a dedicated manufacturing facility as you can well imagine if I go to a contract manufacturer, so I’d like to put some peanuts into your production line. They’re not exactly excited about that because of the implication that has on everything else that they make, and so we have our own dedicated manufacturing facility in Florida.

And you can see that we’ve already built a core infrastructure in Europe. We have a European team based in London. We’ve got legal entities in an increasing number of countries across Europe and one of the things that makes us the most excited about the about the potential partnership and collaboration and integration into Nestle Health Sciences is the ability to take what we’ve done or what we’re so proud of and expand that vastly more rapidly across the world. More countries in Europe but actually beyond Europe into Asia and into Latin and Latin America in a way than we could have done ... that we can do vastly quicker and maybe even more efficiently than we could have done as a as a small US based biotech. So that’s Aimmune in a nutshell is there’s a lot of nuance behind that there’s a lot more interesting stories to tell, and I think you folks will have the opportunity to learn much of that overtime. So thank you very much, Greg and thanks everyone for your attention.